The attached form of support and voting agreement has been entered into in connection with the arrangement agreement dated April 13, 2023 between Copper Mountain Mining Corporation and Hudbay Minerals Inc. (the "Arrangement Agreement") by Hudbay Minerals Inc. and each of the following Company Locked-up Shareholders (as defined in the Arrangement Agreement):

#	Name	Title
1.	Gilmour Clausen	Officer & Director
2.	William Washington	Director
3.	Edward Dowling	Director
4.	Jeane Hull	Director
5.	M. Stephen Enders	Director
6.	Michele Buchignani	Director
7.	Paula Rogers	Director
8.	Peter Sullivan	Director
9.	Donald Strickland	Officer
10.	Letitia Wong	Officer

April 13, 2023

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Dear Sirs/Madams:

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Copper Mountain Mining Corporation (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of (a) the Effective Time, (b) the date the Arrangement Agreement is terminated in accordance with its terms, (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration payable pursuant to the Arrangement (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned, and (d) the Outside Date (the earliest such date, the "Termination Date"), the undersigned agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of the Company:

1. at any meeting of shareholders of the Company to be held to consider the Arrangement (including the Company Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his or her vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement;

2. no later than ten days prior to a meeting the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof,  to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the management information circular in connection with the meeting of shareholders of the Company at which the Arrangement Resolution will be voted on;

3. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement; and

4. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any purchases of Company Shares under any of the Company Incentive Awards, not to, directly or indirectly (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a).

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director or officer of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director or officer of the Company; and (b) the undersigned will be entitled to exercise his or her rights under Company Options, Company PSUs or Company RSUs beneficially owned by him or her. The Company Shares, Company Options, Company PSUs and Company RSUs beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR and by any filings required under Securities Laws (including disclosure of my identity and the nature of my commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein and each  of the parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither the undersigned nor the Acquiror may assign, delegate or otherwise transfer any of its respective rights, interests or obligations under this letter agreement without the prior written consent of the other.

The undersigned acknowledges and agrees that the Acquiror would be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without posting bond or other undertaking, the Acquiror will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (c) he or she has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has , without undue influence, elected to waive the benefit of any such advice; and (d) he or she is entering into this letter agreement voluntarily.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

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Yours truly,

by:

 (Signature)

 (Print Name)

 (Place of Residency)

 (Title)

Address:

Accepted and agreed on April 13, 2023.

HUDBAY MINERALS INC.

Per:
Name:
Title: